As Filed with the Securities and Exchange Commission on August 29, 2005
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
In the Matter of	CERTIFICATE
Pepco Holdings, Inc. and Subsidiaries	OF
File No. 70-9947	NOTIFICATION

(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. Section 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated July 31, 2002, (the "Order") in the above-referenced file. The Order directs that PHI file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter.

This Certificate of Notification reports transactions for the period April 1, 2005 through June 30, 2005.
Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.
1.	Sales of common stock or preferred securities by PHI and the purchase price per share and the market price per share at the date of the agreement of sale.
Securities Sold	Date of Sale	No. of Shares Sold	Purchase Price ($ per Share)	Market Price on Date of Sale ($ per Share)
None

2.

Total number of shares of PHI common stock issued during the period under employee benefit plans and dividend reinvestment plans and the number of shares issuable under options granted during the period under employee benefit plans.

Shares Issued	Shares Issuable under Options Granted
370,078	(123,748) (1)
(1)

Represents number of previously issued options that vested during the period less the number of options exercised during the period. During the period, 3,500 options vested. During the period, 127,248 options were exercised or expired. No new options were granted during the period.

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3.	The number of shares of PHI common stock issued for acquisitions, the value per share and any restrictions thereon in the hands of the acquirer.
None
4.	A list of guarantees issued during the period, including the name of the guarantor, the name of the beneficiary and the amount of the guarantee.
Guarantor	Beneficiary	Amount of Guarantee ($ thousands)	Type of Guarantee
PHI	Pepco Energy Services, Inc.	54,392 (1)	Performance
PHI	Pepco Energy Services, Inc.	5,958 (1)	Letter of Credit
PHI	Money Pool Depositors	33,983 (1)	Payment
(1) Represents increase since 3/31/05
5.	The amount and terms of any PHI indebtedness or debt issued under the Genco limit during the period.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)	Maturity Date
Pepco Holdings, Inc.	6/10/05	250,000,000	3.38(3)	6/1/10
Conectiv Bethlehem, LLC	Various	(1)*	(2)*	Demand
(1) Balance at 6/30/05
(2) Interest rate at 6/30/05
(3) Interest rate at 6/30/05; floating rate is reset quarterly
* Confidential treatment requested.
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6.	Amount and terms of short-term debt issued during the period by any jurisdictional Utility Subsidiary of PHI.
Issuer	Amount Issued ($)	Interest Rate (%)
Delmarva Power & Light Company	32,847,692 (1)	3.64(2)
(1) Balance at 6/30/05
(2) Interest rate at 6/30/05
7.	Amount and terms of any financings consummated by any Nonutility Subsidiary not exempt under Rule 52.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)
Conectiv	Various	260,721,951 (2)	3.64(3)
Conectiv Atlantic Generation, L.L.C.	Various	(2)*	(3)*
Conectiv Energy Supply, Inc.	(1)	(1)	(1)
Conectiv Mid Merit, LLC	Various	(2)*	(3)*
Conectiv Pennsylvania Generation, LLC	Various	(2)*	(3)*
Delaware Operating Services Company	(1)	(1)	(1)
Pepco Energy Services, Inc.	(1)	(1)	(1)
PHI Operating Services Company	(1)	(1)	(1)
(1) To be reported on Form U-9C-3 for Pepco Holdings, Inc.
(2) Balance at 6/30/05
(3) Interest rate at 6/30/05
* Confidential treatment requested.
8.	Notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges during the period and the identity of the other parties thereto.
None
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9.	List of U-6B-2 forms filed with the Commission during the period, including the name of the filing entity and the date of filing.
Filing Entity	Filed on Behalf of:	Date of Filing
PHI	ATE Investment, Inc.	8/29/05
PHI	Atlantic City Electric Company	8/29/05
PHI	Atlantic Southern Properties, Inc.	8/29/05
PHI	Conectiv Energy Holding Company	8/29/05
PHI	Delmarva Power & Light Company	8/29/05
PHI	Potomac Capital Investment Corporation	8/29/05
10.

Consolidated balance sheet as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the period.

FS-1	Balance Sheet of PHI and Subsidiaries as of June 30, 2005 (incorporated by reference to the filing of PHI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)
FS-2	Balance Sheet of PHI as of June 30, 2005
FS-3

Balance Sheet of Potomac Electric Power Company as of June 30, 2005 (incorporated by reference to the filing of Potomac Electric Power Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

FS-4

Balance Sheet of Delmarva Power & Light Company as of June 30, 2005 (incorporated by reference to the filing of Delmarva Power & Light Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

FS-5	Balance Sheet of Conectiv Bethlehem, LLC as of June 30, 2005 (confidential treatment requested)
11.

Table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and Potomac Electric Power Company ("Pepco"), Delmarva Power & Light Company ("Delmarva"), Atlantic City Electric Company ("ACE") and Conectiv Energy Holding Company ("CEH").

As of June 30, 2005	PHI		Pepco		Delmarva		ACE		CEH
	Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%
Debt	5,896.1	62.9	1,472.9	58.4	676.9	52.1	1,147.2	68.9	*	*
Preferred Stock	54.9	0.6	27.0	1.1	21.7	1.7	6.2	0.4	*	*
Common Equity	3,424.9	36.5	1,022.6	40.5	599.5	46.2	510.9	30.7	*	*
Total Capitalization	9,375.9	100.0	2,522.5	100.0	1,298.1	100.0	1,664.3	100.0	*	100.0
* Confidential treatment requested.
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12.

Retained earnings analysis of PHI consolidated, Pepco, Delmarva, ACE and CEH detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

($ millions)	PHI Consolidated	Pepco	Delmarva	ACE	CEH

Balance as of December 31, 2004	863.7	496.4	364.7	213.3	*

Net Income	119.5	35.4	36.3	26.6	*

Dividends:
Preferred Stock		(0.6)	(0.5)	(0.1)	*
Common Stock	(94.3)	(14.9)	(36.4)	(47.9)	*

Balance as of March 31, 2005	888.9	516.3	364.1	191.9	*
* Confidential treatment requested.
13.	Information showing the calculation of the portion of PHI's loss attributable to the Merger.
Merger related costs expensed during period: None.
14.	Spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.
See attached Schedule 1.
15	Registration statements filed under the Securities Act of 1933 with respect to securities that are subject to the Application.
None.
16.	New Financing Subsidiaries established during period.
None.

PHI represents that its financial statements shall account for any Financing Subsidiary in accordance with GAAP and shall further disclose, with respect to any Financing Subsidiary, (i) the name of the subsidiary; (ii) the value of PHI's investment account in the subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by PHI; (v) the type of corporate entity; (vi) the percentage owned by PHI; (vii) the identification of other owners if not 100% owned by PHI; (viii) the purpose of the investment in the subsidiary; and (ix) the amounts and types of securities to be issued by the subsidiary. To the extent any securities are issued by any entity in this file and are not set forth on the balance sheet of the issuer, the terms and conditions of the securities will be included in the applicable report filed under rule 24. PHI states that, regardless if any duty to file is triggered, PHI maintains sufficient internal controls to monitor the creation and use of any Financing Subsidiary.

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SIGNATURE

I, Karen G. Almquist, Assistant Treasurer and Assistant Secretary of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

August 29, 2005	Pepco Holdings, Inc. /s/ Karen G. Almquist Karen G. Almquist Assistant Treasurer & Assistant Secretary
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